UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 15, 2023, Visionary Education Technology Holdings Group Inc. (the “Company”) entered into an Exchange Agreement (the “Agreement”) with the holder (the “Holder”) of Series B Warrants (“Existing Warrant”) that was issued pursuant to the Amended and Restated Securities Purchase Agreement, dated September 19, 2022, by and between the Company and the Holder. Pursuant to the Agreement, the Holder assigned the Existing Warrant to the Company in exchange for 1,000,000 common shares, no par value, of the Company (the “Exchange”) in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. The Exchange closed on May 15, 2023.

The description of the Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement which is filed herewith as Exhibit 4.1, and incorporated herein by reference.

Exhibit No.	Description

4.1	Form of Exchange Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: May 16, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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